Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-194996

May 5, 2014

Cheetah Mobile Inc.

Cheetah Mobile Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering in the United States will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions) toll-free at 1-866-803-9204, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Macquarie Capital (USA) Inc. toll-free at 1-888-268-3937 (calling these numbers is not toll-free outside the United States) or Oppenheimer & Co. Inc. at (212) 667-8563. You may also access the company’s most recent prospectus dated May 5, 2014, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 5, 2014, or Amendment No.  3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1597835/000119312514182510/0001193125-14-182510-index.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 25, 2014. All references to page numbers are to page numbers in Amendment No. 3.

(1) Amend the section “Prospectus Summary—Overview” on pp. 1-2 and the section “Business—Overview” on pp. 108-109 to include updated statistics as follows:

We had 362.0 million monthly active users for all of our applications in March 2014.

According to App Annie Limited, or App Annie, an app store analytics and market intelligence provider, Clean Master was the No.1 application in the Tools category on Google Play by worldwide monthly downloads in March 2014. It was also the No. 2 mobile utility application in China in terms of monthly active users in February 2014, according to iResearch, a third party market research firm.

Duba Anti-virus, which is an internet security application, had 119.7 million monthly active users and 45.1 million average daily active users in March 2014. We are the second largest provider of internet security applications in China in terms of monthly active users in March 2014, according to iUser Tracker of iResearch.

Cheetah Browser, which is our safe internet browser launched in June 2012 for PCs and June 2013 for mobile devices, had 44.1 million monthly active users and 14.9 million average daily active users in March 2014.

Duba.com personal start page, which aggregates popular online resources and provides users quick access to most of their online destinations, had 54.3 million monthly active users in March 2014, according to iResearch.

Cheetah personalized recommendation engine, which recommends targeted content and services for users of our Cheetah Browser, had 44.1 million monthly active users in March 2014.

(2) Amend the Recent Developments Section on p. 13 to read:

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited financial data for the three months ended March 31, 2014.

Revenues. Our total revenues for the three months ended March 31, 2014 were RMB315.7 million (US$50.8 million). Our total revenues for the three months ended March 31, 2014 comprised revenues from online marketing services of RMB232.2 million (US$37.4 million), revenues from IVAS of RMB71.8 million (US$11.6 million) and revenues from internet security services and others of RMB11.7 million (US$1.8 million). Our mobile revenues as a percentage of our total revenues for the three months ended March 31, 2014 were 17%.

Gross profit. Our gross profit for the three months ended March 31, 2014 was RMB245.3 million (US$39.5 million).

Operating profit. Our operating profit for the three months ended March 31, 2014 was RMB19.2 million (US$3.1 million). Our operating profit for the three months ended March 31, 2014 reflects share-based compensation expenses of RMB14.1 million (US$2.3 million).

Net income. Our net income for the three months ended March 31, 2014 was RMB18.7 million (US$3.0 million). Our net income for the three months ended March 31, 2014 reflects share-based compensation expenses of RMB14.1 million (US$2.3 million).

Translations from Renminbi to U.S. dollar in this “Recent Developments” section were made at a rate of RMB6.2164 to US$1.00, the rate in effect as of March 31, 2014 certified for customs purposes by the Federal Reserve Bank of New York.

Our selected unaudited financial data for the three months ended March 31, 2014 may not be indicative of our results for future periods. Our revenues and net income for the three months ended March 31, 2014 are consistent with the trends disclosed elsewhere in this prospectus. Please refer to “Risk Factors—Risks Relating to Our Business and Industry—Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Results of Operations” for information regarding trends and other factors that may affect our results of operations.

(3) Add the following language to the risk factor “We may be subject to intellectual property lawsuits which could result in our payment of substantial damages or license fees or adversely affect our product and service offerings”on p.21:

In addition, we recently changed our corporate name, company logo and trademark to reflect our new name Cheetah Mobile. Cheetah is commonly used in corporate names in China, the U.S. and elsewhere. Although we believe in good faith that our use of Cheetah Mobile does not infringe on any third party intellectual property rights and we have filed trademark applications in certain categories in China, third parties may bring trademark and other intellectual property infringement claims against us, which could distract our management attention and result in us incurring significant cost to defend ourselves.

(4) Update the estimated share-based compensation expenses on pp. 28 and 29 as follows:

In the first quarter of 2014, we granted a total of 57,148,631 restricted shares to our executive officers and employees pursuant to our 2011 share award scheme, or the 2011 Plan, and our 2013 equity incentive plan, or 2013 Plan, and we expect to incur share-based compensation expenses in an aggregate estimated amount of US$57.2 million over four to five years.

(5) Amend the first paragraph and table regarding dilution on p. 63 as follows:

The following table summarizes, on a pro forma basis as of December 31, 2013, the differences between the shareholders as of December 31, 2013, including holders of our preferred shares that will be automatically converted into Class B ordinary shares upon the completion of this offering, and the investors in this offering and the Concurrent Private Placement, with respect to the number of ordinary shares purchased from us therein, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$13.50 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. One of our existing shareholders, TCH Copper Limited, has indicated its interest in purchasing, by itself or through its affiliates, up to an aggregate of $20.0 million of ADSs offered in this offering at the offer price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to it. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in the offering by such shareholder. The number of ADSs available for sale to the general public will be reduced to the extent that this shareholder or its affiliates purchases our ADSs.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			(in thousands)
Existing shareholders	1,225,456,652	89%	76,384	26%	0.06	0.60
New share investors*	157,037,035	11%	212,000	74%	1.35	13.50

Total	1,382,493,687	100%	288,384	100%	0.21	2.10

*	Figures include both Class A ordinary shares to be purchased in this offering and Class A ordinary shares to be purchased in the Concurrent Private Placement by Kingsoft Corporation Limited (an existing shareholder), Xiaomi Ventures Limited and Baidu Holdings Limited.

(6) Amend the second sentence of the second paragraph of p. 76 as follows:

We had 362.0 million monthly active users for all of our applications in March 2014.

(7) Amend the tables displaying share based compensation grants on p. 98 to the following:

We have granted the following restricted shares to certain of our employees (including executive officers) and directors under the 2011 Plan:

Grant Date	Number of Restricted Shares	Fair value of the Underlying Ordinary Shares (US$)
June 1, 2011	48,020,000	0.0474
September 1, 2011	400,000	0.1308
January 1, 2012	21,270,000	0.1750
February 1, 2012	80,000	0.1750
March 1, 2012	900,000	0.1772
May 1, 2012	190,000	0.1833
June 1, 2012	800,000	0.1833
July 1, 2012	3,000,000	0.1874
September 1, 2012	2,570,000	0.1935
December 4, 2012	40,000	0.3283
December 21, 2012	200,000	0.3283
January 1, 2013	2,100,000	0.3283
March 1, 2013	1,000,000	0.3698
March 21, 2013	25,000	0.3865
April 1, 2013	862,500	0.3865
April 17, 2013	2,750,000	0.3865
June 1, 2013	4,420,000	0.4077
July 1, 2013	950,000	0.4096
September 1, 2013	250,000	0.4483
October 1, 2013	2,670,000	0.4653
November 1, 2013	100,000	0.4653
January 1, 2014	4,150,000	0.9000
March 21, 2014	7,322,500	1.3500

We have granted the following restricted shares with a purchase price of US$0.34 to certain of our employees (including executive officers) and directors under the 2013 Plan.

Grant Date	Number of Restricted Shares	Fair value of the Underlying Ordinary Shares (US$)
January 2, 2014	14,300,000	0.9000
March 21, 2014	31,376,131	1.3500

(8) Amend the fourth paragraph on p. 98 as follows:

For the grants on January 1, 2014 and January 2, 2014 under our 2011 Plan and 2013 Plan, the fair value of our ordinary shares at the grant dates was US$0.900 per share and the total estimated share-based compensation to be recognized over the vesting period of ranging from four to five years is approximately US$12.6 million. For the grant in March 2014 under our 2011 Plan and 2013 Plan, the fair value of our ordinary shares at the grant date was US$1.3500 per share and the total estimated share-based compensation to be recognized over the vesting period of five years is approximately US$44.6 million.

(9) Amend the first paragraph on p. 99 as follows:

In determining the fair value of our ordinary shares, we followed a two-step process. In the first step, the equity value of our company from 2011 to 2013 was determined by taking into consideration the income approach, or the discounted cash flow method. Due to lack of consistencies in the guideline companies’ valuation ratios, we did not apply any weight for the market approach to arrive at the equity value of our company. Instead, the market approach is only used to corroborate the valuation results based on the income approach.

(10) Add the following two paragraphs to p. 99:

After the estimated offering price range was determined and the underwriters informed us of their valuation methods used in their estimation on April 25, 2014, we revalued our ordinary shares as of January 1 and 2, 2014 for consistency of the basis of estimation of our share-based compensation in the first quarter of 2014. The major changes made in the revaluation included the following: (1) we applied forward looking multiples in a market approach, known as guideline company method, or GCM, and assigned equal weighting to the results derived by income approach and market approach; (2) we also used the same group of comparable companies used by the underwriters in the estimation of the offering price range; (3) as the size of our company increases, small size premium, which is a component used in determination of our weighted average cost of capital, decreases and, as a result, the discount rate used in income approach for valuation as of January 2014 decreases to 16.5%; and (4) with consideration of the latest progress of this offering, the discount for lack of marketability applied in valuation as of January 1 and 2, 2014 decreases to 12%. After the revaluation, we determined the fair value of our ordinary shares as of January 1 and 2, 2014 was US$0.9000.

The fair value of our ordinary shares as of March 21, 2014 and April 8, 2014 was determined based on the mid-point of estimated offering range.

(11) Amend the fourth, fifth and seventh paragraphs on p. 99 as follows:

The discounted cash flow, or DCF, method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecasts include: (i) compounded annualized growth rates of revenue range from 12% to 43% over the forecasted period ; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC, which had been determined to range from 16.5% to 20.5%.

(12) Add the following paragraph to p. 100:

The guideline company method of the market approach provides an indication of value with reference to the market value of publicly traded guideline companies and various measures of their operating results, then applying such multiples to the business being valued. For the market approach, we and the independent appraiser considered the market profile and performance of the five publicly traded companies in the Chinese internet and mobile services sector, and used such information to derive market multiples. We and the independent appraiser then calculated the three multiples for the guideline companies: enterprise value (“EV”) to 2014 earnings before interest, tax, depreciation and amortization, (“EBITDA”) multiple, EV to 2014 earnings before interest and tax (“EBIT”) and price to 2014 earning (“P/E”) multiple. The median of the guideline companies’ multiples were then multiplied by our estimated EBITDA, EBIT and earning in 2014 to arrive at the fair value of our company.

(13) Amend the second paragraph on p. 100 as follows:

We also applied a discount for lack of marketability, or DLOM, ranging from 40% to 12%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

(14) Revise the description of the increase in value of ordinary shares from November 1, 2013 to January 1, 2014 on p. 101 as follows:

The increase in the fair value of our ordinary shares from US$0.4653 as of November 1, 2013 to US$ 0.9000 as of January 2, 2014 was primarily attributable to the following factors:

•	Our actual revenue for the full year exceeded our previous estimate. In view of the above, we revised our financial forecast upward for valuation as of January 2014.

•	As we achieved sustainable growth in profitability in the fourth quarter of 2013 and started initial discussion with investment bankers in December 2013 regarding to potential IPO in 2014, we considered the size, business prospect and profitability of our company became more comparable to publicly traded Chinese internet and mobile service companies. Therefore, in addition to DCF, guideline company method was also applied to determine the fair value of ordinary shares as of January 2014. The use of forward looking multiples in guideline company method, also contributed to the increase in fair value of ordinary shares.

•	As the size of our company increases, small size premium, which is a component used in determination of our weighted average cost of capital, decreases. As a result, the discount rate used in income approach for valuation as of January 2014 decreases to 16.5%.

•	As we progressed towards this offering, the liquidity of our ordinary shares increases, resulting in a decrease of lack of marketability discount from 16% as of November 1, 2013 to 12% as of January 2014.

(15) Revise the description of the increase in value of ordinary shares from January 2, 2014 to March 21, 2014 on p. 102 as follows:

The increase in the fair value of our ordinary shares from US$0.9000 as of January 2, 2014 to US$1.3500 as of March 21, 2014 was primarily attributable to the following factors:

•	We experienced rapid growth and our actual performance exceeded our previous estimate. Monthly active users of our mobile applications increased significantly in the first quarter of 2014. We believe the increase in mobile internet service users will contribute to our revenue growth in the future.

•	During this period, Internet companies listed in the U.S. market continued to be robust and many companies had their record high stock trading prices in recent years.

•	With consideration of the above, we adjusted our financial forecast upward for valuation as of March 21, 2014.

•	We made our confidential submissions of the draft registration statement with respect to this offering to the Securities and Exchange Commission in the first quarter of 2014, and hence the probability of a successful offering increased, resulting in an increase in the marketability of our ordinary shares.

(16) Amend the table displaying the assumptions used to estimate the fair values of restricted shares with the option feature on p. 102:

2014
Risk-free interest rates(1)	2.65%~3.07%
Expected volatility range(2)	66%
Contractual term (years)	10
Expected dividend yield(3)	0%
Expected exercise multiple(4)	2.8

(1)	The risk-free interest rate for periods within the contractual life of the restricted shares with the option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.
(3)	The dividend yield was estimated based on our expected dividend policy over the expected term of the restricted shares with the option feature.
(4)	The expected exercise multiple was based on research study regarding exercise pattern and historical statistic data.

(17) Amend the first paragraph in “Business—Our Strengths—Massive, Highly Engaged and Fast-growing Global User Base” on p. 109 as follows:

Massive, Highly Engaged and Fast-growing Global User Base

We have amassed a massive, highly engaged and fast-growing global user base for our diversified suite of mission critical applications. Our applications attracted 362.0 million monthly active users in March 2014. The following chart shows monthly active users for all of our applications in each of the months indicated.

(18) Update the table on p. 114 as follows:

Name	Platforms / Date of Launch or Acquisition	Monthly Active Users in March 2014 (million)	Average Daily Active Users in March 2014 (million)	Google Play Rating on March 31, 2014	Number of languages available as of March 31, 2014
Clean Master	Android / September 2012(L) iOS / January 2014(L)	139.9	72.9	4.7	32

CM Security	Android/January 2014(L)	23.0	11.5	4.7	25

Battery Doctor	iOS / July 2011(L) Android / September 2011(L)	58.6	26.2	4.5	27

Duba Anti-virus	Windows / November 2000(L) Android /August 2012(L)	119.7	45.1	4.4	1

Cheetah Browser	Windows / June 2012(L) Android / June 2013(L) iOS / June 2013(L)	44.1	14.9	N/A	2

Photo Grid	Android / May 2013(A) iOS / May 2013(A)	25.2	3.3	4.5	27

L: date of launch; A: date of acquisition.

(19) Update the description of Duba Anti-virus on p. 116 as follows:

We are the second largest provider of internet security applications in China in terms of the number of monthly active users in March 2014, according to iUser Tracker of iResearch.

(20) Add the following paragraph to “Principal Shareholders” on p. 151:

One of our existing shareholders, TCH Copper Limited, has indicated its interest in purchasing, by itself or through its affiliates, up to an aggregate of $20.0 million of ADSs offered in this offering at the offer price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to them. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in the offering by such shareholder. The number of ADSs available for sale to the general public will be reduced to the extent that this shareholder or its affiliates purchases our ADSs.

(21) Revise the description of the Assured Entitlement Distribution on p. 153 as follows:

Pursuant to Practice Note 15 of the Hong Kong Listing Rules, in connection with this offering, Kingsoft Corporation must make available to its eligible shareholders an “assured entitlement” to a certain portion of the ordinary shares in our company owned by Kingsoft Corporation. As our ordinary shares are not expected to be listed on any stock exchange, Kingsoft Corporation will satisfy the “assured entitlement” requirement by providing (i) a cash payment or (ii) ADSs (except that affiliates of our company who are eligible shareholders of Kingsoft Corporation will receive Class A ordinary shares, as United States federal securities laws do not permit such affiliates to hold ADSs). Such affiliates consist of Mr. Jun Lei (the Chairman of our Board of Directors), Color Link Management Limited (a company controlled by Mr. Jun Lei) and Tencent Holdings Limited (the holding company of TCH Copper Limited). Shareholders eligible to receive cash are those shareholders that hold a minimum of 1,000 ordinary shares of Kingsoft Corporation at the applicable record date. Shareholders eligible to receive cash or ADSs, at their election, are those shareholders that hold a minimum of 2,000 ordinary shares of Kingsoft Corporation and who resided in Hong Kong or China, in each case at the applicable record date.

Kingsoft Corporation intends to provide an assured entitlement with an aggregate value of approximately US$ 8.0 million, assuming the mid-point of our estimated price range shown on the front cover of this prospectus. The distribution will be made without consideration from eligible shareholders of Kingsoft Corporation. The assured entitlement distribution is expected to occur within one month of the date of this offering.

(22) Add the following paragraph to “Underwriting” on p. 187:

One of our existing shareholders, TCH Copper Limited, has indicated its interest in purchasing, by itself or through its affiliates, up to an aggregate of $20.0 million of ADSs offered in this offering at the offer price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to them. The number of ADSs available for sale to the general public will be reduced to the extent that this shareholder or its affiliates purchases our ADSs. Such shareholder has agreed not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares acquired in this offering or securities convertible into or exercisable or exchangeable for our ADSs or common shares until after 180 days following the date of this prospectus.